May 2, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Attention: Mr. Jay Ingram

Re:	Tronox Incorporated

Tronox Limited

Amendment No. 3 to Registration Statement on Form S-4

Filed April 23, 2012

File No. 333-178835

Dear Mr. Ingram,

This letter is being furnished by Tronox Incorporated, a Delaware corporation (“Tronox Incorporated”), and Tronox Limited, a public company registered under the laws of the State of Western Australia, Australia (“Tronox Limited” and together with Tronox Incorporated, the “Registrants”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated April 27, 2012 to Michael Foster, General Counsel of Tronox Incorporated, with respect to the Registrants’ Registration Statement on Form S-4 (File No. 333-178835) (the “Registration Statement”) that was filed with the Commission on December 30, 2011, as subsequently amended on February 7, 2012, March 22, 2012 and April 23, 2012.

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Registrants’ response to each of the numbered comments immediately below each numbered comment. Responses with respect to comments regarding information about Exxaro Resources Limited (“Exxaro”) are based on information provided by Exxaro.

In addition, the Registrants are hereby filing Amendment No. 4 (“Amendment No. 4”) to the Registration Statement. Amendment No. 4 has been revised to reflect the Registrants’ responses to the comments from the Staff and to incorporate certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 4, except as otherwise noted. We have enclosed a courtesy package, which includes (i) four copies

Tronox Incorporated

Tronox Limited

3301 NW 150th Street, Oklahoma City, OK 73134-2009

United States Securities and Exchange Commission

Division of Corporation Finance

of Amendment No. 4, all of which have been marked to show changes from the filing of Amendment No. 3 to the Registration Statement.

General

1.	Staff’s comment: We note the Rule 425 communication filed on April 27, 2012, where you discuss among other things, certain EBITDA margin (see page 13 of the presentation) and provide an “Industry Capacity Utilization” overview and related management estimates (refer to pages 24-25 of the presentation) which presently are not part of your prospectus disclosures. Please ensure that all Rule 425 communications and other soliciting materials are consistent with the disclosures contained in this filing.

Response: Pursuant to the Staff’s comment, the Registrants have revised the disclosure on pages 15 and 64 of the Registration Statement.

Q: What are the principal differences between electing the receive Class A Shares and cash and electing to receive Exchangeable Shares in connection with the Transaction?, page 8

2.	Staff’s comment: We note your response to comment nine in our letter dated April 5, 2012. Please clarify whether the value of the assets of Tronox Incorporated post-transaction would differ materially from the value of the assets prior to the transaction and explain whether there would be any impact on the economic rights of holders of Class A shares and those holding Exchangeable Shares in the event of dissolution.

Response: As a result of internal restructuring transactions that will occur in connection with the Transaction, the nature of Tronox Incorporated’s assets and liabilities will be materially different following the consummation of the Transaction. For instance, Tronox Incorporated currently owns an indirect equity interest in the entities operating its non-U.S. businesses. Following the internal restructuring, Tronox Incorporated will indirectly hold an intercompany note issued by a subsidiary of Tronox Limited, which subsidiary, in turn, will hold an indirect equity interest in the entities operating the non-U.S. businesses. As a result of this restructuring, the value of Tronox Incorporated’s assets post-Transaction may differ materially from the value of such assets prior to the Transaction.

The economic rights of holders of Class A Shares and holders of Exchangeable Shares are materially different in the event of a dissolution, and such difference is rooted in the fact that the Class A Shares and Exchangeable Shares represent equity interest in two distinct entities, and each will entitle the holders thereof to the distribution of assets of the relevant entity only. Specifically:

•

In the event of a dissolution of Tronox Limited, holders of Class A Shares will be entitled to participate in any distribution of the assets of Tronox Limited upon such dissolution, but holders of Exchangeable Shares will not participate in any such distribution.

•	Similarly, in the event of a dissolution of Tronox Incorporated, holders of Exchangeable Shares, together with Tronox U.S. Holdings Inc., which will own all of the shares of

United States Securities and Exchange Commission

Division of Corporation Finance

common stock of Tronox Incorporated, will be able to participate in any distribution of the assets of Tronox Incorporated upon such dissolution, but holders of Class A Shares will not participate in any such distribution.

The Registrants have clarified the disclosures on pages 8 and 62 of the Registration Statement to emphasize the difference in the economic rights of holders of Class A Shares and holders of Exchangeable Shares upon a dissolution of either such entity.

If any holder of Exchangeable Shares desires to participate in any distribution of assets upon a dissolution of Tronox Limited, receive dividends or other distributions from Tronox Limited in respect of Class A Shares or enjoy other rights of a holder of Class A Shares, such holder may request Tronox Incorporated to exchange any or all of its Exchangeable Shares for Class A Shares and cash at any time prior to October 5, 2012. Tronox Incorporated expects that all Exchangeable Shares will be exchanged for Class A shares prior to December 31, 2012 either at the election of the holders of the Exchangeable Shares or at the election of Tronox Incorporated. Accordingly, while the Class A Shares and Exchangeable Shares have different economic rights, such differences are not expected to have a long-term impact on the holders of the Exchangeable Shares.

Regulatory Matters, page 279

Consent of the Financial Surveillance Department, page 279

3.	Staff’s comment: We note your response to comment seven in our letter dated April 5, 2012. Please reconcile your disclosure stating that Exxaro “was required to obtain” preliminary FSD consent with your response in which you state that “[r]eceiving feedback from FSD allowed Exxaro and Tronox Incorporated to determine the viability of the ‘various structures under discussion…’”

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 280 of the Registration Statement.

Antitrust Approvals, page 288

4.	Staff’s comment: We note that at the end of the last paragraph on page 288 you have removed disclosure related to certain conditions to the completion of the Transaction which could not have been waived by either party. We note that the conditions related to, among other things, no legal prohibition of the Transaction and the effectiveness of the registration statement. Please explain the reasons for this change and consider whether other aspects of your disclosure may be affected as a result.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 289 to indicate that none of the parties to the Transaction Agreement will waive any of the conditions relating to no legal prohibition of the Transaction, receipt of certain specified governmental approvals, effectiveness of the registration statement or approval of the Merger Proposal by Tronox Incorporated stockholders.

United States Securities and Exchange Commission

Division of Corporation Finance

Unaudited Pro Forma Condensed Combined Financial Statements, page 310

5.	Staff’s comment: We have read your response to comment eight in our letter dated April 5, 2012 and the revision to the pro forma statements related thereto, including adjustment (e) described on page 321. Please tell us how legal and professional fees of $12.0 million, indirect environmental claims of $24.3 million and fees related to the Rights Offering and other debt related costs of $9.2 million are directly related to the bankruptcy or merger transactions and are non-recurring. Alternatively, please revise this pro forma adjustment accordingly.

Response: The Reorganization line item on Tronox Incorporated’s Consolidated Statement of Operations represents the costs and effects related directly to the bankruptcy in accordance with ASC 825, Reorganizations. The legal and professional fees are directly related to legal representation during the bankruptcy, fees associated with handling and settling claims and preparing necessary documentation for the bankruptcy court. The indirect environmental claims represent claims allowed in bankruptcy (where a release of future liability was obtained) which have a direct effect on the amount of the reorganization gain calculated, and the debt related costs are accelerated recognition of, due to fresh start accounting upon emergence from bankruptcy, debt issuance costs associated with prior obtained debtor-in-possession financing. These are all non-recurring in nature and are directly associated with the bankruptcy proceedings and/or fresh-start accounting.

Exhibit 10.14 – Credit and Guaranty Agreement dated February 8, 2012

6.	Staff’s comment: We note your response to comment 16 in our letter dated April 5, 2012. It appears, however, that you have filed the Consent, Waiver and Amendment No. 2 to the Credit Agreement as Exhibit 10.14. Please file the correct agreement with your next pre-effective amendment.

Response: In response to the Staff’s comment, the Registrants have re-filed Exhibit 10.12.

Please note that the Registrants will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at 405-775-5171 or the Registrants’ outside counsel, Christian Nagler at (212) 446-4660.

Sincerely,

/s/ Michael Foster

Michael Foster

Cc:	Daniel E. Wolf, Esq.

Christian O. Nagler, Esq.

Claire Sheng, Esq.